

June 20, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

      Re: **Aura Minerals Inc.**
          Registration Statement on Form F-1
          Filed June 6, 2025
          File No. 333-287864

Dear Rodrigo Barbosa:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our June 3, 2025 letter.

Registration Statement on Form F-1

Prospectus Summary

Ability and commitment to deliver cash generation and high return on capital, page 9

1.   In response to prior comment 3, we note you included comparisons to both the median and the average of the Top 5 Gold Mining Companies for each measure presented. However, it remains unclear why the median provides a meaningful comparison with your results. In your response, please tell us why you believe the median provides an investor with a useful comparison with your results and support why both the average and the median should continue to be presented. In the alternative, revise to remove the median from your presentation.

2.   In response to prior comment 4, we note the revised disclosure in footnotes (5) through (7) describes how the Adjusted EBITDA, AISC, and Cash Conversion

measures for each of the Top 5 Gold Mining Companies were calculated. Based on the revised disclosures, it does not appear that these measures are calculated consistently among all companies discussed, including Aura. As a result of this inconsistency, the disclosure and comparison of your calculation of each measure with the Top 5 Gold Mining Companies appears confusing and their usefulness to an investor unclear. For each measure, provide us with a separate analysis that supports your view that these comparisons are appropriate and meaningful to an investor. In the alternative, revise to remove these comparisons from your presentation.

3.   We note in your calculation of the average of Operating Income CAGR 22-24 for the Top 5 Gold Mining Companies, you exclude two companies because they present outlier amounts that make inclusion within the comparison not meaningful. Please remove the adjusted calculated percentage of 63% as it is not representative of the Top 5 Gold Mining Companies and revise footnote (4) to the extent you discuss the adjusted calculated percentage.

Prospectus Summary, page 13

4.   We note that you have included NI 43-101 estimates on pages 12 and 133 with respect to your Borborema and Matupá feasibilty studies, rather than S-K 1300 estimates. Please advise.

5.   We note you have disclosed historical estimates of resources and reserves on page 13 related to your June 2, 2025 acquisition of Mineração Serra Grande S.A. Please revise to remove historical estimates and only disclose current estimates of resources and reserves that have been prepared under S-K 1300 definitions and requirements.

6.   Please revise to include mineral property disclosure for the properties associated with the Mineração Serra Grande S.A. acquisition. Please refer to Item 1303(a)(1)(i) and Item 1304 (a)(1)(i) of Regulation S-K regarding the requirement to include mineral property disclosure for properties that you own or in which you have, or it is probable that you will have, a direct or indirect economic interest.

Mining Properties, page 224

7.   Please revise the description of the Era Dorada project to refer to the property as an exploration stage property, consistent with the definitions under Item 1300 of Regulation S-K.

Item 8. Exhibits and Financial Statement Schedules
96.7, page II-1

8.   We note that you have included an optional economic analysis in your Eva Dorada Gold Project technical report summary. Please consult with your qualified person and file a revised report that includes the entire life of mine discounted cash flow analysis, consistent with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551- 3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Manuel Garciadiaz